Erin E. Martin
Division of Corporation Finance
Securities and Exchange Commission
Washington DC 20549

February 2, 2018

Re:	Bitzumi, Inc.

Offering Statement on Form 1-A

File No. 024-10768

Dear Ms. Martin:

On behalf of Bitzumi, Inc. I hereby request qualification of the above-referenced offering statement at 5pm Eastern time on February 6, 2018, or as soon thereafter as is practicable.

Sincerely,

/s/ Scot Cohen

Scot Cohen
Chief Executive Officer
Bitzumi, Inc.